Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners Inc.

Commission File No.: 001-13718

Date: June 28, 2021

Sidoti Virtual Summer Small Cap Conference

Wednesday June 23, 2021, 9:15am ET

Sidoti: Chris McGinnis (Equity Research Analyst)

MDC Partners: Mark Penn (CEO), Frank Lanuto (CFO)

Chris McGinnis (Sidoti):

All right, so good morning. Welcome to this Sidoti Summer Small Cap Conference, virtual conference this morning. We're happy to help the hosting MDC Partners. Chairman and CEO, Mark Penn will be going through a presentation. Mark, thanks for being here, and I'll turn it over to you.

Mark Penn (MDC Partners):

Hi, thank you very much. Today, I'm going to go through the proposed combination of MDC partners and The Stagwell Group, and how it will transform marketing. As you know, this combination is in the final stages, with an upcoming shareholder vote soon. But I'm going to really talk about what are the benefits, and what kind of platform's being created. We believe that bringing this together will create the ability to form the next big transformative marketing company, because it's got the right combination, as you'll see of talent and technology to accomplish just that.

Mark Penn (MDC Partners):

Next. Let's take a look at what has been the disruption of the advertising marketplace. And I think the advertising marketplace has not been a big place in which investors have really favored in the last few years, but that's because they didn't really, I think, fully see that the transformation is really creating kind of considerable new opportunities in the service field.

Mark Penn (MDC Partners):

What is the transformation? Well, it used to be 35% was television, that's gone down to 31%. So not a huge shift in its share, so television remains important, albeit diminished. But then if you look at newspapers and magazines that combined used to be 48%, they've shrunk to 13%. So that's the enormous change in the marketplace. And internet or online advertising is now 44% of the total advertising pie, completely changing services that needed to be delivered in order to be successful in marketing services.

Mark Penn (MDC Partners):

Next. Then you look at the structure of the marketing services industry. It's about $120 billion spent on marketing services. Four majors have dominated and continue to dominate even as they've fallen behind in meeting the disruptions that are clearly occurring in the marketplace. And so those four majors hold about 50% of the marketplace. Some of the consulting companies have come in, but their growth kind of topped out because they in the end have limited opportunities in the marketplace. Next.

Mark Penn (MDC Partners):

So what's the pattern that we see? The legacy holding companies essentially grew too big to handle the digital disruption that took place, and they've been shrinking down and scrambling. The consulting firms were great on some of the digital backend, but they didn't have the creative front end. What we're building here is just right for the times, just right for the modern marketer that wants this incredible combination of creativity and technology in order to be successful. Or as we say, creative plus connected equals effective. Next.

Mark Penn (MDC Partners):

Okay. And that's the story, how we're going to create really incredible harmony. Obviously I've been CEO at MDC Partners for the last two and a half years. When we came in and made a $100 million investment, there were a considerable number of issues. I think that we righted the ship on a lot of those issues, and kind of got it to a point of stability, despite the shrinking marketplace for conventional advertising services, where it's now ready to I think successfully partner with the Stagwell Group, to create something, to combine. They're winning I think numerous awards at the Cannes festival, that's going on. The Grand Prix one of the MDC agencies was just won today for their Tinder advertising. And that's coming together I think with the Stagwell Group, which is really much more a born digital group. Next.

Mark Penn (MDC Partners):

So what are the nuts and bolts benefits of the combination? The first benefit is growth. It's been difficult for any of the holding companies to really achieve growth in this environment, and that was also true for MDC. But because of the combination here of higher growth digital assets, we expect to get about 5% plus organic growth driven by the 10 to 15% growers inside the company, which will now make up a much more significant portion. And we have two other levers, which I'm going to explain, to get to a 9% total annual growth. Going to have 30 million in cost synergies. We're going to scale up in media that will give us better media deals and opportunities to pass on to our clients.

Mark Penn (MDC Partners):

We're going to create a digital products group that will be SaaS-based. Putting together the knowledge of the industry, the client relationships, and of course I was chief strategy officer at Microsoft. And we've sent a modest goal of $75 million of growth in revenue in that area. An improved balance sheet, which will give us an opportunity to refinance and save up to $20 million a year, and cash generation, $200 million of pro forma cash generation in 2021, providing ample liquidity to both reduce the balance sheet liabilities and invest in growth. And a leadership team I think unlike a lot of the leadership teams in the industry, that's actually steeped in the industry itself as opposed to finance, law, and being grafted onto the marketing service industry. Next.

Mark Penn (MDC Partners):

So what does this kind of look like? Well you can look at, like in 2020, you can see what the combined would look like. You can look at the estimates that were put out in 2021 as well. You can see the goal here is to create about a $2 billion platform and to have EBITDA with the synergies in the 350 million plus range. And so that gives us I think something that the marketplace hasn't had, a combined entity across all of these skills that can go from two to three to four, that can have a really unlimited growth path, as opposed to kind of a flare up in a particular area until it gets saturated. Next.

Mark Penn (MDC Partners):

I always think you have to look ahead to see what the next billion is going to look like and where it's going to come from. So if you just take a 5% organic growth rate on the combined entity, you build the new digital revenue streams up to 75 million, and you modestly invest in M&A growth, particularly in the two areas of rounding out the global marketplace and in advanced digital services, you really get to the $3 billion goal by 2025. I think this is a very achievable plan, but the plan doesn't stop there. I think that while we don't want to become or fall into the same trap that people who look for size above everything else, I think balanced, appropriate growth, continuing to invest strongly in those two areas will make a lot of sense. Next.

Mark Penn (MDC Partners):

Well, why are we going to grow? What are the trends that, because of our greater agility, smaller size, born digital nature, we can do a better job of grafting onto? E-commerce is growing at about 18%, and for every online purchase, there needs to be online advertising.

Mark Penn (MDC Partners):

We're also well plugged into political and advocacy consulting, digital strategy, and online fundraising. These growing digital areas are showing incredible growth. I used to always joke that we spent more on marketing a hamburger than we did marketing our politicians or our presidents. Now it's the opposite. They're up to seven billion, and it doesn't seem to be any end of sight in growth. It's been growing at a 61% CAGR. And then just basic digital marketing services itself have been growing at double digit rates. So that's our opportunity here to latch onto these trends. Next.

Mark Penn (MDC Partners):

Take a look at the business mix. MDC Partners alone, 2019 was 9% high growth digital services. Combined with Stagwell, even though Stagwell's got almost 100% digital services, particularly isolating those high growth ones in online media and fundraising and those areas you saw on the previous page, that'll bring us up to 38% of the combined company being composed of those high growth areas. And that's what, dynamic, what really changes I think the growth profile of the company. Next.

Mark Penn (MDC Partners):

We're going to be able to do something called creative performance. There's a big shift from brand marketing to more performance marketing. But if you look at your phone lately, the ads on those phones are not great. It's a horrible experience. I think we're going to be able to improve the experience, because we have this incredible talent, and we're already winning new accounts on that that formerly went to just purely creative agencies, that now have the right mix of what we call creative performance, that get the right ad to the right person at the right time by understanding creativity, along with the customer funnel, and intercepting them just at the right moment. Next.

Mark Penn (MDC Partners):

We're also building new SaaS products. I think that the combination gets the benefit of, really at this point, nine products that have been under development for the last couple of years. PRophet is going to market now, already has its first customers. It is a comm-tech engine for taking a news release, and finding who's likely to cover it and how positive or negative they're likely to be. We've got a fast growing product and reputation defender called Exec Privacy. We've built an influencer management platform with P&G as our first client, and they're putting it through their brands now. We have a major Consumer Understanding and Education and engagement platform built on all of the polling, on proprietary polling data coming out of the field each night, and that really is going to be an invaluable tool for identifying and targeting audiences. So we're going to be building up this division once the combination gets going here in a serious way, in terms of selling these B2B SaaS products. Next.

Mark Penn (MDC Partners):

And of course, driver four is simply by putting together what I call the layer cake of marketing, creativity, precision data and media, rigorous consumer insights, and the ability to do e-commerce experience or create digital transformation in the marketing, that that is itself a synergistic offering, because it creates an ability to reach up and get larger global contracts, which have previously been the area dominated by only the big four. And those contracts are both larger, $25 to $50 million, and stickier, last an average of three to five years. Next.

Mark Penn (MDC Partners):

And we start here with an incredible customer base. I think the ability to take this to the next level, deepen these relationships, take a larger share of wallet from these incredible customers, I always say we have almost no bad debt. These customers paid their bills during the pandemic. I do think that whether it's in technology, Google, Facebook, Microsoft, Uber, whether it's in retail, eBay, Dick's, Starbucks and others, whether it's in automotive, BMW, Fiat, Volvo, you look at these incredible names across 1700 different blue chip clients. Next.

Mark Penn (MDC Partners):

And so where we have work and where we're doing work with an affiliate program, is broadening the global footprint. With MDC it's about 80% US. We have a lot of growth in Asia. We have a lot of growth right now in marketing services, where global companies really still continue to need global operations. We've added an affiliate program where we've announced 23 affiliates. We are quickly closing in on our weaknesses on the map, and expect to be able to make fully global offerings, which will be a very important factor in getting to the next level of contract. Next.

Mark Penn (MDC Partners):

$30 million in synergies. A lot of duplicity will be taken out in combining the media operations here across performance, online and offline media. We've already taken out a considerable amount in real estate. We have more to go. We've done New York, LA is next. So we expect to be able to realize 90% of them by year two. We have a very good record as we came into MDC, where we've taken out about $45 million in costs, and we expect to be able to build on that successful record. Next.

Mark Penn (MDC Partners):

And the credit profile is going to improve. It's going to bring down the leverage and give us, as I said before, refinance opportunities that we're currently exploring to take advantage of considerably lower rates that may save as much as 20 million on top of that. Next.

Mark Penn (MDC Partners):

The credit rating services have indicated a very favorable attitude towards the deal, both Moody's announced an upgrade, and I think you see S&P says that the company is really going to benefit from the revenue growth, good EBITDA margins, and cash generation of the combination with Stagwell. Next.

Mark Penn (MDC Partners):

Then we'd have a complete leadership team, I think that both with experienced hands at MDC, with new hands that we brought in to add to the team like Frank Lanuto, who's here on finance, with [inaudible] 30 or 40 years in marketing and advertising itself as I really have. So we have a very, I think, broad and complete team here to manage and grow these assets. Next.

Mark Penn (MDC Partners):

Just some background on the Stagwell platform. This is something I started when, just as I was... Well I was in Microsoft as head of all advertising and then chief strategy officer, and founded Stagwell with Steve Ballmer, who said, "I like that idea you have for a digital first marketing company. And we systematically built it up and systematically attacked those core areas of basic frontline digital marketing services, followed by extensive properties and research, particularly ones we rehabilitated that we acquired from Nielsen and then a suite of assets in the political and advocacy field as well. Next.

Mark Penn (MDC Partners):

I think this just shows, again, we've been able to expand covenant EBITDA since coming on in 2019 and even, as you saw, through the pandemic, despite the revenue loss. We've had declining M&A obligations, although some of those are rising somewhat with the high growth of the digital assets, and also delivering declining leverage. Next.

Mark Penn (MDC Partners):

And then if you've been following our stock, generally, I guess when I came on, it was around two bucks. Now we've been hovering as high as 5.75. I think people are... I never predict any stock price on it on any day, but I think, since, of course, when we made the offer for the deal was around $1.19, so we've seen a very strong reception. And of course, when I came on, the senior notes were about 80 and they consistently traded slightly over 100 now. Next.

And that's a wrap in terms of outlining some of the benefits of the deal and the vision that we're trying to accomplish. Happy to take questions if there's time.

Chris McGinnis (Sidoti):

Yes, there is some time for questions. If you have a question, should be able to type it into the Q&A or the chat button, we'll be able to help you. I think just maybe just to start off, can you just go through your background a little bit, Mark, and just how you think you can use your experience to leverage the opportunity at MDC?

Mark Penn (MDC Partners):

Sure. I was originally going to be an antitrust lawyer, but decided really that I really enjoyed political messaging and strategy and formed a polling firm that went on really to do President Clinton's work, and worked actually in about 25 different countries and then branched out into commercial. So I was in the message, polling, strategy end of things for a long time and did two presidential campaigns here and about 25 in other countries. Then we really became part of WPP. And then inside WPP, I understood how you manage the larger assets. Because then I was given Burston-Marstellar for five years to manage, and we turned that around. It became number one. We tripled the bottom line in three or four years.

Mark Penn (MDC Partners):

And then I went off to Microsoft. I've also written two books on trends, Micro Trends, and Micro Trends Squared. And then I went off to Microsoft where I started a little SWAT team, and then I got all of Advertising as a result of the success and then became Chief Strategy Officer before, as Steve said, well, when he exited, “I really liked working with you. I'll fund that digital first marketing company you were talking about.” And he became our core investor in the fund. It's been a diverse background, but I've been through advertising, PR, messaging, polling. I've actually served hundreds of clients. So I understood what it was to be the founder or grower or seller, a manager, and then a client on the other side, I had a $2 billion budget at Microsoft.

Chris McGinnis (Sidoti):

Wow. That's impressive. Yeah. Can you maybe just thinking about MDC and your investment there two years ago, can you just talk about the progress you've made as CEO and then maybe the rationale around the combination today?

Mark Penn (MDC Partners):

Yeah. I think the progress, when I looked at that, I said, "Well, there's some incredible, creative talent, some great well-known names in the advertising services area." And the center really was weak. It wasn't really managing these assets. It was letting them drift. And maybe that worked when they were small, but as they get larger and as the marketing service industry was under disruption and needed more financial discipline, we brought a new team. We restructured the internal workings of the company so that we created alliances, headed by some of the most experienced frontline managers. And those managers really then took on the bigger job of coordinating groups of services, as advertising went from a TV ad and placing it on TV to possibly five or six kinds of ads going to 10 different places that required strategy and an allocation model. So you needed, I think, a more complex group of services.

Mark Penn (MDC Partners):

So we took the 25, 30 companies, rolled them up into these alliances or networks, and then we took about $45 million of central costs. Real estate was all over the place. Like in New York, there were 13 different locations, so they weren't able to work together. They weren't able to cooperate and collaborate. And I think we've achieved a a whole new culture here that really works with modern marketers. It really provides them the services that they need. And particularly, this has been a good opportunity. This is not one of those deals where people are coming in cold and there'll be massive disruption. Quite the opposite. There's a continuation of a philosophy and a growing together of these companies that we've seen over the last couple of years.

Chris McGinnis (Sidoti):

Maybe just thinking about, can you just talk about the competitive landscape and how your company is different than the competitors in this space and how you can take advantage of that?

Mark Penn (MDC Partners):

Well, I think that the competitive landscape is you've got these four majors that have half and then you have the consulting companies. And so we come out of this now with, A, really distinctive creative talent, creative talents of different types, whether it's donor in the Midwest or F&B that has incredible creative chops. And in Sweden, culturally understanding, I think, culturally hitting the sweet spot in the world, at 72, that really seems to have been really strong, particularly in understanding American culture. So we have those frontline incredible creatives with the relationships into the big clients. And now, when you look at Stagwell, we have the balance here, and the distinctiveness is we haven't done it like the big ones and mushed these cultures together.

Mark Penn (MDC Partners):

We've gotten them to collaborate and harmonize their services. Because when you think about it now, you can probably 2X on how your campaign does by creativity. You can probably 2X by having a good strategy over a bad one. And you could probably 2X by being able to deliver the right audiences and activate them on a targeted basis. That means you can effectively 10X if you can harmonize those services. And I think the big ones, everyone knows they've done a really poor job at harmonizing the services because it's not what they were set up to do there, whereas we're really set up to do that kind of combination of services. And that's what is really being brought forward as a unique proposition here to really help customers achieve their marketing vision.

Chris McGinnis (Sidoti):

And can you maybe just talk about, you had the graph with 7 billion, I think, online for advocacy and political fundraising. Can you just talk about that business a little bit? Where you think it's going and maybe your background, I think, suited to that and how you help?

Mark Penn (MDC Partners):

Yeah. It's very interesting. It's like when I was doing Democratic campaigning a long time ago, one time the DNC handed me a list. "Check out our donors." Right? And it turned out that there were none. It was like an incredibly small list and the average age was 74. And so there was no history in the United States of large scale contributions. And as you know, direct mail played a role for a while, but direct mail was really expensive and kludgy. But online opportunities and the targeting we could do and people's kind of reawakened involvement in politics has really created, I think, phenomenal growth. You look at this now and there's probably about two and a half billion dollars total raised between the two parties from small dollar online contributions. And that's up from maybe 100, 150 million, maybe 10 years ago. And I don't see ... That's still only involving less than 10% of the country. So I think there's a lot of room for continued growth there. And we're about a billion dollars out of that $2.4 billion marketplace.

Chris McGinnis (Sidoti):

Wow. Impressive. I guess just thinking about, you highlighted 363 million pro forma EBITDA. Can you just talk about the cash flow fundamentals of that on a pro forma basis going forward?

Frank Lanuto (MDC Partners):

Sure. Based on 2021 on a combined basis, we see approximately $200 million in free cash flow. And that's basically cash flow after servicing interests, minority interests, capital expenditures, cash taxes, and then, that's the net.

Chris McGinnis (Sidoti):

Okay.

Frank Lanuto (MDC Partners):

But it doesn't include M&A payments.

Chris McGinnis (Sidoti):

Okay. And can you just maybe talk about the opportunity for margin expansion going forward?

Mark Penn (MDC Partners):

Well, I think that we're going to ... Again, if you look at the modern marketer, they're looking to really, I think, get this different mix of services. So that's where I think the big four are vulnerable. And so we have right now a $2 billion, if you look at it as kind of a $2 billion aggregation of basically contracts that are 5 million or less. If you look at the big four, they are really going for the $15 to $50 million contracts. So our big opportunity is being at a scale enough to really begin to compete for those. There were, say, 15 big marketing opportunities of that range last year. The big four were in every one of those opportunities. We were basically in none. And I think that'll change pretty quickly. And to the extent we win two or three out of the 15, that will be worth $90 to $100 million dollars to $150 million a year.

Chris McGinnis (Sidoti):

Yeah. Impressive. Maybe just time for probably one or two more questions. What're Stagwell's core digital capabilities, if you could expand on that?

Mark Penn (MDC Partners):

Well, I think when you look at core digital capabilities, you look at experience building, and I think that's number one. That used to be called the website building, but experiences now can be across the app, the mobile site. People are mostly using their phones. So building the experiences themselves. Second, performance marketing. Gathering the data, being able to use Google, Facebook, Instagram, all those other online places and effectively place it. Then influencer marketing. Right? So influencer marketing is coordinating could be thousands of bloggers who are interested in shoes or are interested in power tools and really have mini sway over a group.

Mark Penn (MDC Partners):

And so I look at those as the three kind of core areas, really being able to target and acquire through performance marketing, give them an experience when they get there that they'll remember, and help them get there through influencer marketing. Of course, the online fundraising we mentioned before, but all our research is also online, as well. So we don't do any phone bank or type or in-person research. We're 100% online and, particularly, our strong areas are in corporate reputation and in Hollywood content marketing. So we've become, I think, the favorite of the streaming companies in terms of understanding how streaming is working and what streaming customers really want.

Chris McGinnis (Sidoti):

The customer was pretty impressive. I've seen it before, but every time you see it, it's pretty impressive. I think maybe just time for one more question, maybe around global contracts. Could you just talk about how you're going to approach that going forward? And, I guess, how do you compete against the large ones and highlight yourself to take that?

Mark Penn (MDC Partners):

Well, what we've done is create a central marketing group. We've hired, now, a group of people who have kind of large agency experience in those kinds of contracts. And they have access to the entire kind of case studies across. Whereas, people are siloed at the agencies and networks. They can only use their individual case studies. The global group could use case studies and deploy talent from anywhere in the network. So it could be a financial business and we could pull out the financial talent. And so I really see kind of three key elements to winning those contracts. One is creativity, itself, which I believe we have well-covered. Two is technology, itself, which I also believe we have well-covered. And three is global coverage, where we're scaling up here and filling in in order to get over the hurdle on that.

Chris McGinnis (Sidoti):

Okay, great. Well that, I think, ends our time. Mark, Frank, Michaela, thank you very much for joining us today and good luck with the rest of the meetings today.

Mark Penn (MDC Partners):

Thank you.

About MDC Partners Inc. (“MDC”)

MDC Partners is one of the most influential marketing and communications networks in the world. As “The Place Where Great Talent Lives,” MDC Partners is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world’s most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC Partners drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC Partners and its partner firms, visit our website at mdc-partners.com, sign up for investor-related updates and alerts, and follow us on LinkedIn.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell Media LP (“Stagwell”) and the combined company; information concerning the proposed business combination (the “Transaction”) with certain subsidiaries of Stagwell; the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the Securities Exchange Commission (the “SEC”).

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the “Form S-4”), under the section entitled “Risk Factors” in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the “Proxy Statement/Prospectus”), under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A and under the caption “Risk Factors” in MDC’s Quarterly Report on Form 10-Q for the quarter-ended March 31, 2021 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
•	adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
•	the impact of uncertainty associated with the Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
•	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 10, 2021, in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021 and in the Quarterly Report on Form 10-Q filed by MDC with the SEC on May 10, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.